Exhibit 99.3

Hydrogenics Corporation

Annual Information Form

For the Fiscal Year Ended December 31, 2014

March 4, 2015

TABLE OF CONTENTS

1.	FORWARD-LOOKING STATEMENTS	1
2.	CORPORATE STRUCTURE	2
3.	DESCRIPTION OF OUR BUSINESS	2
	Overview	2
	OnSite Generation	3
	Power Systems	3
	History	4
	Industry Trends	6
	Our Strategy	8
	Increasing Market Penetration	8
	Future Market	8
	Advancing Our Product Designs	8
	Securing Additional Capital	9
	Retaining and Engaging Our Staff	9
	Our Products and Services	9
	HySTAT™ Hydrogen Stations	10
	HyPM® Fuel Cell Products	10
	Sales and Marketing	10
	Customers	10
	Research and Product Development	11
	Intellectual Property	12
	Manufacturing	12
	Facilities	13
	Human Resources	13
	Legal Proceedings	13
	Government Regulation	13
4.	DESCRIPTION OF SHARE CAPITAL	14
5.	DIVIDENDS	15
6.	MARKET FOR SECURITIES	15
7.	DIRECTORS AND OFFICERS	16
8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	20
	Transactions with Viking Engineering & Tool Co.	20
	Transactions with CommScope Inc.	20
9.	RISK FACTORS	20
	Risk Factors Related to Our Financial Condition	20
	Risk Factors Related to Our Business and Industry	23
	Risk Factors Related to Our Products and Technology	28
	Risk Factors Related to Ownership of Our Common Shares	30
10.	TRANSFER AGENTS AND REGISTRARS	32
11.	MATERIAL CONTRACTS	32
12.	INTERESTS OF EXPERTS	32
13.	ADDITIONAL INFORMATION	32
APPENDIX A - AUDIT COMMITTEE CHARTER		33

In this annual information form, the terms “Company,” “Hydrogenics,” “our,” “us” and “we” refer to Hydrogenics Corporation and, as applicable, its subsidiaries.  All references to dollar amounts are to U.S. dollars unless otherwise indicated.  Information contained on our website is not part of this annual information form.  Hydrogenics and the names of Hydrogenics’ products referenced herein are either trademarks or registered trademarks of Hydrogenics. Other product and company names mentioned herein may be trademarks and/or service marks of their respective owners.

1. Forward-Looking Statements

Certain statements contained in the “Description of our Business”, including: “Industry Trends”, “Our Strategy”, “Research and Product Development”, “Manufacturing”; and “Risk Factors” sections of this annual information form constitute forward-looking statements and other statements concerning our objectives and strategies and management’s beliefs, plans, estimates and intentions about our future results, levels of activity, performance, goals or achievements and other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events.  Our ability to successfully execute our business plan, which includes an increase in revenue, obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity, will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of the Nasdaq Global Market could adversely affect our common share price and ability to raise additional funds. Forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those anticipated in our forward-looking statements.  These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements.  In addition, readers are encouraged to read the section entitled “Risk Factors” in this annual information form for a broader discussion of the factors that could affect our future performance.

These forward-looking statements are made as of the date of the annual information form and we assume no obligation to update or revise them to reflect new events or circumstances, except as required by applicable law.

2. Corporate Structure

We were incorporated on June 10, 2009 under the Canada Business Corporations Act, under the name “7188501 Canada Inc.” We changed our name to “Hydrogenics Corporation-Corporation Hydrogenique” on October 27, 2009 in connection with the transaction involving Algonquin Power Income Fund (“APIF”), as described further below under “APIF Transaction.”

Old Hydrogenics was founded in 1988 under the name “Traduction Militech Translation Inc.” It subsequently changed its name to “Société Hydrogenique Incorporée-Hydrogenics Corporation Incorporated”. From 1990 to August 1995, Société Hydrogenique Incorporée-Hydrogenics Corporation Incorporated did not actively carry on business. In August 1995, we commenced our fuel cell technology development business, and in 2000, changed our name to Hydrogenics Corporation - Corporation Hydrogenique. Until October 27, 2009, we were a wholly owned subsidiary of Old Hydrogenics.

We are a globally recognized developer and provider of hydrogen generation and fuel cell products. We conduct our business through the following business units: (i) OnSite Generation, which focuses on hydrogen generation products for renewable energy, industrial and transportation customers; and (ii) Power Systems, which focuses on fuel cell products for original equipment manufacturers, or OEMs, systems integrators and end users for stationary applications, including backup power, and motive applications, such as forklift trucks. In November 2007, we announced we were exiting the fuel cell test products, design, development and manufacturing business that was conducted through our test systems business unit (“Test Systems”).

Our business units are supported by a corporate services group providing finance, insurance, investor relations, communications, treasury, human resources, strategic planning, compliance, and other administrative services.

Our principal executive offices are located at 220 Admiral Boulevard, Mississauga, Ontario, Canada L5T 2N6. Our telephone number is (905) 361-3660.  Our agent for service in the United States for any actions relating to our common shares is CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8400.

As of March 4, 2015, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Europe NV	Belgium
Hydrogenics GmbH	Germany

In 2014 we invested into and hold a 49% interest in Kolon-Hydrogenics, a joint venture incorporated in South Korea.

3. Description of Our Business

Overview

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation and fuel cell products based on water electrolysis technology and proton exchange membrane (“PEM”), technology. Hydrogenics’ mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and a branch office in Russia.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2014, our OnSite Generation business reported revenues of $30.2 million and, at December 31, 2014, had 84 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany, and develops products for energy storage, stationary and motive power applications. For the year ended December 31, 2014 our Power Systems business reported revenues of $15.3 million and, at December 31, 2014 had 74 full-time employees.

Where applicable, corporate and other activities are reported separately as Corporate and Other. This is the provision of corporate services and administrative support. At December 31, 2014, our Corporate and Other activities had five full-time employees.

Our business, as at March 4, 2015, is summarized below:

OnSite Generation

Our OnSite Generation business segment, is based on water electrolysis technology which involves the decomposition of water into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte or a polymer electrolyte membrane (“PEM”). The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and is used to store renewable and surplus energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards, such as ASME, CE, Rostechnadzor and UL, and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our products to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generated by products manufactured by companies such as ours. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million. We believe the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde Gas and end-users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, an increase in orders and interest for fueling stations in Europe and elsewhere, has signaled what we believe could be a major increase in the size of this market. During the past year, we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products, which also service the need for ancillary electrical power services, such as grid balancing and load profiling.  While this area is heavily dependent on public funding initiatives, particularly in Europe, it continues to present compelling growth opportunities.  In 2009, we began to sell our products to leading electric power utilities to satisfy the need for renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) continue to pursue opportunities for customers to convert otherwise wasted renewable and other excess energy, such as wind, solar or excess baseload energy, into hydrogen; (ii) further expand into traditional markets, such as Eastern Europe (including Russia), Asia and the Middle East; (iii) grow our fueling station business; (iv) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (v) reduce the cost of ownership of our products through design and technology improvement; and (vi) further increase the reliability and durability of our products to exceed the expectations of our customers and improve the performance of our applications.

Our OnSite Generation business competes with merchant gas companies, such as Air Liquide and Linde Gas which, in addition to being customers, operate large scale centralized hydrogen production plants and are providers of alternative on-site hydrogen generation products using steam methane reforming (“SMR”) technology or other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Power Systems

Our Power Systems business segment is based on PEM fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products into multiple electrical power outputs ranging from 1 kilowatt to 1 megawatt with ease of integration, high reliability and operating efficiency, delivered from a highly compact area.

Our target markets include backup power for telecom and data centre installations and motive power applications, such as buses, trucks and utility vehicles. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”), such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for motive power, direct current (“DC”) and alternative current (“AC”) backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power systems in stationary power applications such as that employed by our Kolon-Hydrogenics joint venture in South Korea.  Finally, we also sell our Power Systems products to the military, aerospace and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a standard fuel cell platform for many markets, thereby enabling ease of manufacturing and reduced development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements, including price, performance and features; (iii) reduce product cost; (iv) invest in sales and market development activities in the backup power and motive power markets; (v) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (vi) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with several well-established battery and internal combustion engine companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and internal combustion engines for customers seeking extended run requirements, by offering more reliable and economical performance. In motive power markets, we believe our HyPM® products are well positioned against diesel generation and lead-acid batteries by offering increased productivity and lower operational costs.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications, including phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differs in their component materials and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel cell powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost, as compared to the other fuel cell technologies.

History

From inception through to the end of 2000, our revenues were predominantly derived from selling test products and related diagnostic equipment, with limited sales of fuel cell products and engineering services, principally under military and government contracts.  In November 2000, we completed our initial public offering of common shares generating net proceeds of $84 million and listed our common shares on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).  These funds, combined with our expertise in the fuel cell testing business, provided the platform for advancing the development of our fuel cell power products.  In 2001, we began to expand the sale of our fuel cell products and of our integration services.

In January 2003, we acquired Greenlight Power Technologies, Inc., our principal competitor in the fuel cell test equipment business, for $20 million, satisfied by approximately $2.3 million of cash and 4.2 million common shares.  Subsequent to our acquisition, we consolidated our fuel cell test businesses in Burnaby, British Columbia allowing us to accelerate our fuel cell development activities in Mississauga, Ontario.

In a February 2004 offering, we issued a total of 11.4 million common shares for net proceeds of $61.6 million including the over-allotment option.

In January 2005, we acquired Stuart Energy, a recognized leader in onsite hydrogen generation systems for industrial, transportation and energy markets, for $129 million. We satisfied the purchase price by issuing approximately 27 million shares.  This acquisition diversified our product portfolio, provided us with a world class customer base including Air Liquide, Air Products, Cheung Kong Infrastructure, Chevron, Ford, General Motors, Linde, Shell Hydrogen and Toyota, strengthened our European presence, and augmented our management team and employee base.  On completion of our acquisition, we carried out a comprehensive integration program achieving annualized cost savings exceeding $10 million.

In March 2007, we implemented a restructuring and streamlining of our operations to reduce its overall cost structure.  Subsequently, in November 2007, further cost reduction initiatives were undertaken. These initiatives resulted in a workforce reduction of approximately 100 full-time equivalent positions. The Company incurred approximately $4.1 million pre-tax charges in 2007 in connection with these initiatives.

In November 2007, after conducting an extensive evaluation of the opportunities for our fuel cell test products design, development and manufacturing business and canvassing all opportunities, our Board of Directors approved plans for an orderly windup of the business which is based in our Burnaby, British Columbia facility.

In 2008, we further streamlined our operations, which resulted in a workforce reduction of approximately 25 full-time equivalent positions representing approximately $1.3 million of annual payroll costs.

On June 11, 2009, we, Old Hydrogenics, the Board of Trustees of Algonquin Power Income Fund (“APIF”) and APIF’s manager, Algonquin Power Management Inc., agreed on the terms of a series of transactions (collectively, the “APIF Transaction”) and agreements, pursuant to which Old Hydrogenics agreed to transfer its entire business and operations to us, including all assets, liabilities, directors, management and employees, but excluding its tax attributes. Concurrently, the APIF Transaction enabled unitholders of APIF to continue to hold their interest in APIF as shareholders of Old Hydrogenics, which was renamed Algonquin Power & Utilities Corp. (“APUC”), a publicly traded Canadian corporation. APUC has the ability to make efficient use of our accumulated tax attributes in the continued execution of APIF’s business plans. Under the APIF Transaction, our shareholders had their common shares in the capital of Old Hydrogenics redeemed for our common shares on a one-for-one basis. At the same time APIF unitholders exchanged their units for APUC common shares.

As a result of completion of the APIF Transaction on October 27, 2009, unitholders of APIF did not retain any interest in the business of the Corporation nor did the Corporation’s shareholders retain any interest in the business of APIF. We have continued to carry on the hydrogen generation and fuel cell business as a public entity with all of the assets (including the intellectual property), except for certain tax assets, of our predecessor prior to the APIF Transaction.

During 2010, we completed an offering of common shares and warrants for gross cash proceeds of $5.0 million before placement agent’s fees and other offering expenses.

On August 9, 2010, we entered into a subscription agreement (the “Agreement”) with CommScope Inc. of North Carolina, a subsidiary of CommScope wherein CommScope will purchase from us common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8.5 million, subject to achieving certain product development milestones.  During 2010, we closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4.0 million. We incurred issuance costs of $0.2 million in connection with the issuance of the first and second tranches. During 2011, we completed the final two tranches of a private placement offering of common shares with CommScope for gross cash proceeds of $4.5 million.

In September 2011, the Corporation entered into an agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for a low-interest rate loan of up to CA$6.0 million.

During 2012, we completed a private placement offering of common shares with Enbridge for gross cash proceeds of $5.0 million.

In 2013, we completed an offering of common shares for gross cash proceeds of $6.9 million, including an overallotment.

In 2014, we completed an offering of common shares for gross cash proceeds of $15 million.  Also in 2014 we entered into a joint venture with Kolon Water and Energy, a South Korean company to develop stationary power applications using fuel cell technology for the Korean market.  Hydrogenics owns 49% of the joint venture and contributed 2.45 billion Korean Won to the transaction (approximately $2.3 million).

Industry Trends

A discussion of industry trends, by its nature, necessarily contains certain forward-looking statements.  Forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Please refer to the caution regarding Forward-looking statements contained in the “Forward-looking Statements” section on page 1 and the “Risk Factors” section beginning on page 20 for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.

We anticipate our business will continue to benefit from several broad trends including: (i) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (ii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iii) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency.  We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. In particular, hydrogen can be generated universally from renewable power sources such as hydroelectric, geothermal, solar and wind or from low-emission sources such as biomass and nuclear.  These industry trends are discussed below.

Increased government legislation and programs worldwide promoting alternative energy sources including hydrogen. In recent years, numerous governments have introduced legislation to promote and develop the use of hydrogen in energy applications as a partial response to the risks and adverse effects associated with fossil fuels.  We anticipate this interest will accelerate over time.  Recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives.

The European Union has set a series of demanding climate and energy targets to be met by 2020, known as the "20-20-20" targets. The targets are i) a reduction in EU greenhouse gas emissions of at least 20% below 1990 levels ii) to have 20% of EU energy consumption to come from renewable resources and iii) a 20% reduction in primary energy use compared with projected levels, to be achieved by improving energy efficiency. One of the significant results of these targets are that a significant amount of vehicles using diesel and gasoline fuels in the road transportation sector will be replaced with vehicles that use natural gas and hydrogen by 2020. European efforts include the European Commission (“EC”) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 6th Framework Programme is currently providing $2.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  There has been an increased commitment from German’s H2Mobility consortia to put the needed hydrogen filling stations in place to meet these targets. There have also been EU early policy statements targeting hydrogen filling stations every 300 km to ensure suitable coverage for the fuel cell vehicles intended to be brought to market.

Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.  Japan, Korea, India and China continue to invest significantly in the development and commercialization of hydrogen and fuel cells.

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis, which will assist the government to reach their goals on the climate and energy targets.  Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage.  This is an energy storage solution which bridges the power grid and the gas grid to unlock new options.  It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system.  As the existing fleet of CCGT (Combined Cycle Gas Turbine) generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed.  Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage).  As a result, Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem.

Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality.  Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment. In addition to well established protocols such as the Kyoto Accord and the Canada Clean Air Act there have been recent initiatives in various jurisdictions which continue to reinforce that the impact of fossil fuels on the environment must be reduced. De-carbonization for urban transit remains a high priority in many urban centers around the world. Certain urban centers, such as Beijing are recording their highest ever levels of pollutants emphasizing the growing awareness of the adverse impact of fossil fuels. In 2012 the EU brought out its airline carbon tax and enacted legislation requiring airlines to pay a carbon emissions charge for all flights landing in the EU based on the amount of carbon emitted. In India all telecom companies have been mandated to ensure that that at least 50% of all rural towers and 20% of the urban towers are powered by hybrid power by 2015. Further 75% of rural towers and 33% of urban towers are to be powered by hybrid power by 2020.

The need for industrialized economies to access alternative sources of energy to reduce their dependency on fossil fuels. Many industrialized nations, including some of the fastest growing economies, import most of the fossil fuels consumed in their respective economies. This creates a dependency on external sources and exposes them to significant trade imbalances. In addition, the earthquake and resulting tsunami in Japan has caused many governments to consider reducing dependency on nuclear power plants and consider alternative power sources such as hydrogen. The growing concern over volatile climate occurrences as a result of Hurricane Sandy in the United States, and earthquakes in Iran, Afghanistan, and the Philippines, is driving the desire for longer backup power requirements. While conventional backup systems are adequate for several hours of backup, the world has seen an increase of incidences requiring the ability to maintain power over the course of several days, and we believe hydrogen fuel cell power is ideal for such applications.

For stationary power, in the United States alone, approximately 400,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring generating units.  The existing electricity transmission and distribution grid in the United States is overburdened in many regions.  By locating power generation products close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid.  Hydrogen and fuel cell technologies are well suited to a distributed generation model thereby providing an emerging opportunity for hydrogen fuel cells and hydrogen powered internal combustion engines to provide stationary generating capacity.

China and India also have growing concerns about energy supply and security, which are leading those countries to pursue initiatives promoting hydrogen and energy efficiency programs. Further, as the introduction of automobiles continues to accelerate in India and China, such dependency on fossil fuels may become increasingly unsustainable, creating an opportunity for hydrogen and fuel cells.

The above noted factors have lead to increased interest from progressive electric power and gas utilities throughout the world seeking a robust and cost-effective solution for renewable and excess energy storage and the provision of ancillary services such as grid balancing and load profiling.

Our Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2014, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our Commscope and Enbridge strategic relationships.

In 2014, we also continued to invest in product development. In Power Systems, we introduced a new 60 kW fuel cell product.  In On Site Generation, our customer E.ON (a major global energy and gas company headquartered in Germany) went live with our 2 Megawatt energy storage electrolyzer that was sold in 2012.  We also announced a follow-on 1 Megawatt sale using our newer PEM electrolyzer technology.  We are now the only company in the world to successfully launch PEM technology that can absorb a Megawatt of energy in a single PEM stack.

In 2014, we announced our joint venture with Kolon Water to jointly develop market opportunities for stationary power in South Korea.  The first Megawatt fuel cell order was placed with an option for nine additional Megawatts should the first megawatt meet performance specifications.  Korea has significant tariff support for fuel cell technology and we believe the business model is viable in this market given the level of government support for such clean technology.

Additionally, we have developed relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators.  In the backup power market, these third parties include leading OEMs, such as CommScope.

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis.  Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage.  An electrolyzer provides the rapid, dynamic response to the Independent System Operator’s signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines.  The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed.  Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This is an energy storage solution which bridges the power grid and the gas grid to unlock new options.  It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system.  As the existing fleet of Combined Cycle Gas Turbine (“CCGT”) generators contract for this renewable gas, the clean but intermittent characteristics of renewable generation are transformed into a dispatchable renewable resource when and where it is needed.  Since the hydrogen or substitute natural gas is stored in the natural gas system, the discharge of stored energy is not restricted to the site of charging like other technologies such as pumped hydro storage and CAES (Compressed Air Energy Storage).  As a result, Power-to-Gas plant can be optimally sited at a point of congestion on the power grid to alleviate the problem.  It is also a scalable solution, as additional 10MW Power-to-Gas modules can be added to an initial development as required.  Hydrogenics is currently working with leading utilities worldwide in demonstration projects and setting the stage for commercial-scale projects.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level.  The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen.  This hydrogen is then stored at site and can be used to fuel hydrogen cars and busses.  If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions are only water vapor.

Advancing Our Product Designs

Recently, we have received several orders and have seen considerable interest in using hydrogen as a medium to store renewable and excess energy, due to the favourable characteristics of hydrogen as an energy carrier.  In addition, our solution will also benefit ancillary electrical power services, such as grid balancing and load profiling. We are developing a renewable energy storage product incorporating an alkaline or PEM electrolyzer, a PEM fuel cell electrical generator or alternative electrical generator, and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market development.

Within our OnSite Generation business segment, we remain focused on reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2014 and beyond. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity.  We are also expanding our development of PEM electrolysis in high power applications such as Power-to-Gas as well as very low power applications such as laboratory uses.

Within our Power Systems business segment, we spent much of 2014 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components.  We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace. We are also attempting to offset a portion of the associated development expenses by entering into cost-sharing agreements with OEMs and government agencies.

Securing Additional Capital

As at December 31, 2014, we had $10.4 million of cash, cash equivalents and restricted cash, had $15.5 million of shareholders’ equity and $48.9 million of assets.

We do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters.  The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter by maintaining contact with analysts and institutional investors to better articulate our investment merits and are advancing discussions with possible strategic investors.

In the second quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities.  .

Our intention was to use any net proceeds received from any offering pursuant to such shelf prospectus to fund current operations and potential future growth opportunities, except as otherwise may be disclosed in a prospectus supplement relating to such offering.

We are not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if we believe market conditions warrant it.

On April 30, 2013 we entered into an underwriting agreement with Roth Capital to issue 775,000 common shares of the Company at an issue price of $7.75 per share. Roth Capital also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

On May 13, 2014 we entered into an underwriting agreement with Canaccord Genuity to issue 1,000,000 common shares of the Company at an issue price of $15.00 per share. Commscope participated in this offering as a secondary issuer and sold 500,000 of their shares, also at $15.00 per share.  On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15 million. Net proceeds after underwriting fees and expenses were $13.5 million.

Retaining and Engaging Our Staff

At December 31, 2014, we had 163 full-time employees, the majority of who have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating at market rates, and providing interesting and challenging work.

Our Products and Services

Our products include HySTAT™ hydrogen generation equipment in our OnSite Generation business and HyPM® fuel cell products in our Power Systems business.

A summary of our product lines is noted below.

HySTAT™ Hydrogen Stations
HySTAT™ Hydrogen Stations offer a dependable on-site supply of hydrogen for a variety of hydrogen applications, including vehicle fuelling, distributed power, and a variety of industrial processes.  From a selection of versatile modular components, we configure the optimum HySTAT™ Hydrogen Station to precisely meet customer needs for hydrogen generation and storage. We also provide spare parts and service for our entire installed base.

We currently offer our HySTAT™ Hydrogen Station in multiple configurations depending on the amount of hydrogen required. This product is suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications and generates between 10 - 60 normal cubic meters per hour (“Nm3/hr”) of hydrogen. Multiple standard units can be installed for larger applications with the capability of generating up to 500 Nm3/hr of hydrogen.

HyPM® Fuel Cell Products
Our HyPM® fuel cell products provide high performance, high efficiency electrical power from clean hydrogen fuel.  The HyPM® product is well suited to compete with existing battery applications by offering longer runtimes and life, at a significantly smaller size and weight. The HyPM® product line also competes with certain diesel power applications by offering clean, quiet operation and higher demand reliability.  Our products are built on a common platform allowing us to achieve volume purchasing and manufacturing efficiencies.

HyPM® Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 2.5, 5, 8, 12, 16, 30, 90, 120 and 180 kW. This product is suitable for a wide range of stationary, mobile and portable power applications. The HyPM® XR model is targeted at backup power applications and the HyPMHD® model is targeted at motive power applications.

HyPX™ Fuel Cell Power Pack.  Our HyPX™ Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.  This product has the same form, fit and function as large battery packs used in devices such as forklift trucks and tow tractors.

Integrated Fuel Cell Systems.  Our integrated fuel cell systems are built around our HyPM® power modules and used for portable and stationary applications including portable and auxiliary power units for military applications and direct current or DC backup power system for cellular tower sites.

Engineering Development Services. We also enter into engineering development contracts with certain customers for new or custom products.

Sales and Marketing

Our products are sold worldwide to OEMs, systems integrators and end-users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering, market and stage of technology adoption.

At December 31, 2014, we had seventeen full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers.

Customers
Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide and Linde Gas and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell and service products for progressive oil and gas companies such as Shell Hydrogen requiring hydrogen fueling stations for transportation applications. During the past year we have also witnessed an increase in interest and orders for our small, medium and large scale energy storage products which also service the need for ancillary electrical power services such as grid balancing and load profiling.

Our Power Systems products are sold to leading Original Equipment Manufacturers (“OEMs”) such as CommScope, Inc. (“CommScope”) to provide backup power applications for telecom installations and vehicle and other integrators for mobility and other applications included AC backup. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

In 2014, three customers each comprised 32% of our revenue (in 2013, three customers each comprised 43% of our revenue). In 2014, 59% of our revenues was derived from Europe, 21% from North and South America, 18% from Asia, and the remaining 2% were derived from other foreign jurisdictions (in 2013, these numbers were 55%, 16%, 18% and 11%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

We have entered into agreements with several customers to pursue commercial opportunities, which we view as important to our success.  Our key customer agreements are summarized below.

Leading Global Industrial Gas Companies.  We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., and Linde A.G., three of the leading global industrial gas companies.  Typically, these agreements provide that for industrial applications we will be the preferred supplier of on-site, electrolysis-based hydrogen generators to the applicable industrial gas company.  We believe these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners.

Enbridge. In April 2012, we entered into a joint development agreement with Enbridge, the owner and operator of Canada's largest natural gas distribution company, various North American midstream gas assets, and a leader in clean energy solutions, to jointly develop utility scale energy storage in North America.

OEM. In October 2012, we entered into a multi-year joint cooperation agreement with an OEM. In conjunction with the signing of the cooperation agreement, we were awarded a $36 million contract for the supply of propulsion system equipment including integrated fuel cell power systems, power electronic converters, associated hardware and propulsion system software. The contract includes additional equipment commitments of $13 million as well as optional equipment and services totaling another $43 million over a 10 year period. These options will be triggered as required for production, spare parts, warranty, and service requirements

CommScope. In August 2010, we entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in Hydrogenics. Under the terms of the agreement, CommScope and Hydrogenics have jointly developed next-generation power modules for telecom-related backup power applications that are being incorporated by CommScope in its products sold to customers worldwide.

Research and Product Development
Our research and product development team consists of approximately 40 staff, the majority of whom are located in Mississauga, Ontario, and are focused primarily on our fuel cell and PEM technology activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

Our objective is to develop complete products rather than components and to ensure these products are constantly improved throughout the product’s life.  Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost.  Prototypes are often validated by lead customers such as CommScope.

We seek cost-sharing projects with various government and non-government agencies, to offset, to the extent possible, our research and product development expenses.  We currently have contribution agreements with Natural Resources Canada and the Province of Ontario. In 2012, $3.0 million, or 54% of our research and product development expenses, were funded by various governments.  In 2013 Hydrogenics Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for up to CA$6.0 million.  In 2013 and 2014, the Corporation drew down CA $5.9 million of the loan, which is calculated based on 50% of eligible costs to a maximum of CA $1.5 million per disbursement.  The loan is a low interest rate loan, and if certain criteria are met, such as the retention and creation of a specified number of jobs, the loan will be interest free for the first five years.  In 2014, Hydrogenics Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Innovation, Innovation Development Fund for up to CA$4.0 million.  As of March 4, 2015, nothing has been drawn on this loan. If conditions are met, this loan is interest free and forgivable upon project completion.

Our current research and product development plans are summarized below:

OnSite Generation. Our research activities are currently devoted to the scale-up of design and performance factors of our electrolyzer cell stacks. Our product development activities are focused on the development of mega-watt scale PEM electrolyzers and product line extension of our Alkaline electrolyzers.  These new products are designed to store renewable or other excess energy as hydrogen, thereby helping to address large scale grid energy storage problems, for Power-to-Gas applications or for vehicle refueling.  Our large scale product development efforts aim to make Hydrogenics the “one-stop shop” for all on-site hydrogen generation needs.

Power Systems.  At the fuel cell stack and component level, we are concentrating on testing, adapting and integrating new materials, design concepts, manufacturing techniques, and cost reduction initiatives.  Our efforts today continue to blend the boundary between the fuel cell stack and necessary subsystems and components. At the fuel cell module or product level, we continue to expand our product line by leveraging our proven stack and next generation system architecture while continuing to lower cost on existing products in order to meet market specific cost requirements.

Intellectual Property
We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into non-disclosure and confidentiality agreements with each of our employees, consultants and third parties that have access to our proprietary technology. We currently hold 118 patents in a variety of jurisdictions and have 41 patent applications pending. Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

We believe our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry into our industry for potential competitors.  As part of our patent portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services.  We believe these patents place Hydrogenics in the strongest possible position to build our company over the long-term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We typically retain sole ownership of intellectual property developed by us. In certain situations we provide for shared intellectual property rights. For example, with General Motors, we have a non-exclusive, royalty free licence to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing
The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing-related functions in-house, including manufacturing engineering and the development of manufacturing test procedures and fixtures.

We anticipate being able to move various aspects of our manufacturing operations to third parties or other lower cost jurisdictions as production volumes increase. By moving to third parties, we would benefit from contract manufacturing economies of scale, access to high quality production resources and reduced equipment capital costs and equipment obsolescence risk. We have also commenced sourcing components from third parties in Asia and expect to increase the volume over time to reduce our material costs.

We are dependent on third party suppliers for certain key materials and components for our products such as membrane electrode assemblies and ultra capacitors. We believe we have sufficient sources and price stability of our key materials and components.

We have certifications in ISO 9001-2008 in both our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

Facilities

We have the following facilities:

•
Mississauga, Ontario, Canada.  Our 25,300 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility. It is leased until October 31, 2018. Principal activities at this facility include the manufacture and assembly of our fuel cell power modules, and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.

•
Oevel-Westerlo, Belgium.  Our 67,813 square foot facility in Oevel-Westerlo, Belgium, serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2021.  Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•
Gladbeck, Germany.  Our Power Systems group maintains a 13,300 square foot facility in Gladbeck, Germany, which is leased until December 31, 2016. This facility is used to provide fuel cell integration services for European customers and serves as our European office for the fuel cell activities of our Power Systems business.

We also have small sales and service offices in Eastern Europe and North America. We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

Human Resources

As at December 31, 2014, we employed approximately 163 full-time staff.  Our full-time staff is divided between 84 full-time staff in our OnSite Generation business, 74 full-time staff in our Power Systems business, and five full-time staff in our Corporate Services group. As of December 31, 2014, five of our employees were located in our Mississauga, Ontario corporate headquarters, 61 employees were located in our Mississauga, Ontario Power Systems group, four employees were located in our Mississauga, Ontario OnSite generation group, thirteen employees were located in our Gladbeck, Germany power generation group and 80 employees were located in our Oevel-Westerlo, Belgium OnSite generation group.

Our ability to attract, motivate and retain qualified personnel is critical to our success.  We attempt to align the interests of our employees with those of shareholders through the use of a performance based compensation structure. We have entered into non-disclosure and confidentiality agreements with key management personnel and with substantially all employees.  None of our employees are represented by a collective bargaining agreement and we believe our relations with our employees are good.

Legal Proceedings

We are not currently party to any material legal proceedings.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are however subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

4. Description of Share Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 10,090,325 common shares and no preferred shares were issued and outstanding as of March 4, 2015.

Each common share carries one vote on all matters to be voted on by our shareholders.  Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon Hydrogenics’ liquidation, dissolution or winding up.  Common shares do not carry pre-emptive rights or rights of conversion into any other securities.  However, we have granted Enbridge certain participation rights as a result of the common shares issued under the Subscription Agreement. All outstanding common shares are fully paid and non-assessable.  There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

Our Board of Directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event that preferred shares are issued, the Board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions.  Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares.  Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares.  The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

5. Dividends

We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

6. Market For Securities

Our common shares are listed on the TSX under the symbol “HYG” and on the Nasdaq under the symbol “HYGS.” The following table sets forth the reported trading volumes and trading prices in Canadian dollars and U.S. dollars, respectively, for our common shares on the TSX and Nasdaq during each month in 2014.

	TSX			Nasdaq
2014	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
January	26.70	19.20	274,777	23.98	18.60	2,602,982
February	30.35	23.61	201,296	27.79	21.28	2,136,653
March	39.50	27.17	908,157	35.52	24.21	6,653,617
April	31.53	19.30	294,212	28.65	17.54	3,411,307
May	24.37	14.95	287,218	23.07	13.70	4,572,810
June	20.78	15.26	251,613	19.17	14.00	2,561,687
July	26.00	17.39	311,425	23.96	16.38	3,425,006
August	28.30	22.32	306,536	25.88	20.54	2,798,889
September	24.29	18.86	190,308	22.30	16.75	2,733,252
October	20.00	15.80	165,566	17.79	13.83	2,603,063
November	21.77	16.25	213,074	19.00	14.29	3,080,921
December	16.15	13.51	146,461	14.20	11.70	2,623,169

7. Directors and Officers

The following table sets forth information with respect to our directors and executive officers as of March 4, 2015:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Douglas Alexander Ontario, Canada	Chairman of our Board of Directors	2006

Michael Cardiff Ontario, Canada	Director	2007

Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

David C. Ferguson Ontario, Canada	Director	2014

Henry J. Gnacke Michigan, U.S.A.	Director	2008

Donald Lowry Alberta, Canada	Director	2000 – 2007 2013

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

As of the date of this annual information form, our directors and executive officers, as a group, beneficially own, or exercise control or direction over 161,098 of our common shares, being approximately 1.6% of our outstanding common shares. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.

Douglas S. Alexander, Chairman of our Board of Directors.  Mr. Alexander joined our Board of Directors in May 2006 and has served as Chairman of our Board of Directors since May 2009. Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and Equitable Life Insurance Company and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander’s financial expertise and corporate experience including direct responsibility for the Human Resource function while at Trojan Technologies Inc., in addition to his extensive knowledge of the business, assist him in assessing appropriate executive compensation based on the Corporation’s performance. Mr. Alexander is a Chartered Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario.  He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.  Mr. Alexander is a member of our Human Resource and Corporate Governance and Audit Committees. Mr. Alexander resides in Ontario, Canada.

Michael Cardiff, Director.  Mr. Cardiff joined our Board of Directors in November 2007. . Mr. Cardiff was most recently Senior Vice President Office of The CFO at INFOR a $3 Billion software company.  Mr. Cardiff was responsible for a Global business unit for financial, risk compliance and analytics software. Prior to INFOR, Mr. Cardiff was National Vice President General Business of SAP Canada. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff also serves on the Board of Startech.com and has also served as a director of Burntsand Inc., Descartes Systems Group, Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has a strong base of experience in executive compensation and the experience necessary to guide the Human Resource and Corporate Governance Committee on its compensation policies and practices. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from the Institute of Corporate Directors. Mr. Cardiff resides in Ontario, Canada.

Joseph Cargnelli, Chief Technology Officer and Director.  Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.  Mr. Cargnelli resides in Ontario, Canada.

David C. Ferguson, Director.  Mr. Ferguson joined our Board of Directors in October 2014.  Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012.  Prior to 1999 Mr. Ferguson had a 25 year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors.  Mr. Ferguson is a member of the Board of Directors of GMP Securities Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee.  As well, he is the former President and Chair of the Board of Directors of the Canadian Opera Company, one of Canada’s leading performing arts organizations.  Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors.  Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto, and his Chartered Accountant designation from the Institute of Chartered Accountants of Ontario.  Mr. Ferguson resides in Ontario, Canada.

Henry J. Gnacke, Director.  Mr. Gnacke joined our Board of Directors in May 2008. Mr. Gnacke is a Director at Variety Foods Services Inc. He is also a senior advisor to Mobias Motors and is currently a Director at Technical Partner Solutions LLC., a corporate advisory firm, specializing in acquisitions and operations in the Automotive sector. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply Chain at General Motors Corporation. He was responsible for Alternative Propulsion Technologies and specifically Fuel Cell propulsion and storage systems. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors Corporation, including several international assignments in the Middle East, Asia and Europe. As a senior representative of General Motors Corporation, Mr. Gnacke is well positioned to provide guidance in making compensation related decisions. Mr. Gnacke is the nominee of General Motors Corporation in connection with our strategic alliance with General Motors Corporation. Mr. Gnacke is a Chartered Director (C.Dir), having graduated from Director’s College in 2012.  Mr. Gnacke resides in Michigan, U.S.A.

Don Lowry, Director.  Mr. Lowry was appointed to the Board of Directors in January 2013.  After 16 years, Don Lowry stepped down from the position of President & CEO of EPCOR Utilities in March of 2013 to focus on corporate board work and to serve on local community boards and associations.  During Don’s time with EPCOR he led the growth of the Edmonton based utility into a North American power and water company.  In 2009 Don initiated the spin-off of EPCOR’s power generation business into one of Canada’s largest investor-owned generation companies, Capital Power Corporation.  Don is currently non-executive Chair of Capital Power and non-executive Chair of Canadian Oil Sands.   As well he serves as a director of Stantec, Melcor REIT, and Hydrogenics Corporation.  He is Chair of the 2014 Edmonton Organizing Committee for the ITU World Triathlon, and serves on the Alberta Cancer Foundation. In 2013 he established the Don and Norine Lowry, Women of Excellence annual scholarship for Edmonton women pursuing their post-secondary education in Edmonton.   In 2010 Don was recognized as Alberta Venture’s Business Person of the Year; and was the Alberta Chamber of Resources’ Resource Person of the year in 2014.  Prior to joining EPCOR, Don spent more than 20 years in the telecommunications industry. He was President and Chief Operating Officer of Telus Communications Inc. and Chairman of Alta Telecom.  Don holds a B.Comm. (Honours) and an MBA from the University of Manitoba. He is also a graduate of the Harvard Advanced Management Program and the Banff School of Management.  Mr. Lowry resides in Alberta, Canada.

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006. Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., TOYOTA and DOFASCO Inc. Mr. Wilson is a Director of ATS Automation Tooling Systems Inc. In 1990, Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson is a Professional engineer and holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director (C.Dir), having graduated in 2009 from Director’s College. Mr. Wilson resides in Ontario, Canada.

Executive Officers
The following table sets forth information with respect to our executive officers as of March 4, 2015:

Name and Province or State and Country of Residence	Title	Director or Executive Officer Since
Joseph Cargnelli Ontario, Canada	Chief Technology Officer and Director	1996

Daryl Wilson Ontario, Canada	President and Chief Executive Officer and Director	2006

Robert Motz Ontario, Canada	Chief Financial Officer and Corporate Secretary	2012

Wido Westbroek Ontario, Canada	Vice President Sales and Marketing	2011(1)

Filip Smeets Hasselt, Belgium	General Manager, OnSite Generation	2011

(1)	Prior to Mr. Westbroek’s appointment as Vice President Sales and Marketing, he was the Vice President and General Manager, OnSite Generation

Robert Motz, Chief Financial Officer and Corporate Secretary. Mr. Motz joined us in 2012 in his current capacity of Chief Financial Officer and Corporate Secretary.  Mr. Motz was previously Chief Financial Officer and then Chief Executive Officer of Aeroquest International Limited from 2008-2012 (at the time a Toronto Stock Exchange (“TSX”) listed company).  Prior to his role at Aeroquest, Mr. Motz served in a senior financial leadership role at Agility Logistics, Co., AMJ Campbell Inc. and Motorola Canada Limited.  Mr. Motz is a Chartered Accountant and a Chartered Professional Accountant having received his designation in 1987.

Wido Westbroek, Vice President Sales and Marketing. Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium OnSite Generation business and subsequently appointed as Vice President and General Manager for Hydrogenics Europe n.v. in 2007.  Mr. Westbroek was appointed to his current position effective August 1st, 2011. His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the U.S. Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

Filip Smeets, General Manager, OnSite Generation. Mr. Smeets joined us in 2011 as General Manager of the Belgian based OnSite Generation business. Mr. Smeets was previously a General Manager with Cabot Corporation, a global performance materials company, headquartered in Boston, Massachusetts USA. During his 12 years tenure at Cabot Corporation, Mr. Smeets held increasingly responsible positions in marketing and business leadership. Mr. Smeets received his Master's degree in Chemistry from the University of Antwerp, located in Belgium.

For information regarding the backgrounds of Mr. Cargnelli and Mr. Wilson, see “Directors” above.

Auditor and Fees and Services

PricewaterhouseCoopers LLP (“PwC”) has served as our auditors since 2000.  Fees payable to PwC for the years ended December 31, 2014 and 2013 were as set out below.

Audit Fees

In 2014 and 2013, PwC charged us audit fees totalling CA $371,274 and CA $282,833, respectively. In 2013 and 2012, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit-Related Fees

In 2014 and 2013, PwC charged us audit related fees of CA $35,355 and CA $5,766, respectively.  In 2014 and 2013, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2014 and 2013, PwC charged us tax fees of CA $2,788 and CA $2,670 respectively.  In 2014 and 2013, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2014 and 2013, PwC charged us other fees of CA $94,629 and CA $101,071, respectively.  In 2014, these fees related to assistance with the preparation of our base shelf prospectus and prospectus supplement filed in in April and May of 2014 respectively.  In 2013, these fees related to assistance with the preparation of our prospectus supplement filed in April 2013.

Audit Committee

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at December 31, 2014 and March 3, 2015, the members of the committee were: Douglas S. Alexander (Chair), Michael Cardiff,  David C. Ferguson, and Donald Lowry.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 16 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Accountant and is a member of the Institute of Chartered Accountants in Scotland and Ontario. He is also a Chartered Director, having graduated from the Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Mr. Cardiff was the Chief Operating Officer of SAP Canada until July of 2013. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Medic Alert. Mr. Cardiff has also served as a director of Burntsand Inc., Descartes Systems Group, Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival, Roy Thomson Hall. Mr. Cardiff has received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

Mr. Ferguson was Executive Managing Director and Chief Financial Officer of BMO Capital Markets and was a member of the Board of Directors of BMO Nesbitt Burns between 1999 and 2012.  Prior to 1999 Mr. Ferguson had a 25 year career at KPMG including 16 years as an audit partner in the Toronto office serving major clients in the manufacturing, mining, and financial services sectors.  Mr. Ferguson is a member of the Board of Directors of GMP Securities Inc. where he serves as Chair of the Audit Committee and a member of the Governance Committee.  As well, he is the former President and Chair of the Board of Directors of the Canadian Opera Company, one of Canada’s leading performing arts organizations.  Mr. Ferguson is a Fellow of the Institute of Chartered Professional Accountants of Ontario, and member of the Institute of Corporate Directors.  Mr. Ferguson received Bachelor of Commerce and Master of Business Administration degrees from the University of Toronto, and his Chartered Accountant designation from the Institute of Chartered Accountants of Ontario.

Mr. Lowry retired in 2013 as President and Chief Executive Officer of EPCOR Utilities Inc., an Edmonton, Alberta based utility that owns and operates electrical distribution networks and water and wastewater treatment facilities in Alberta, Arizona and New Mexico.  Mr. Lowry is also Board Chair of Capital Power Corporation and Canadian Oil Sands Limited and is a director of the Canadian Electricity Association and the Telus Community Investment Board.

The Audit Committee charter requires each member of the Audit Committee to be unrelated and independent, and the composition of the Audit Committee satisfy the independence, experience and financial expertise requirements of the Nasdaq, the TSX and Section 10A of the Securities Exchange Act of 1934 (United States), as amended by the Sarbanes-Oxley Act of 2002 (United States), and the rules promulgated thereunder.  Accordingly, all committee members are required to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financial literacy means the person has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our consolidated financial statements. We believe all of the current members of the Audit Committee are financially literate.

In addition, the Audit Committee charter contains independence requirements that each committee member must satisfy each current member meets those requirements. Specifically, the charter provides that no member of the committee may be an officer or retired officer of Hydrogenics and each member must be independent of Hydrogenics within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to Audit Committee members. We believe all of the current members of the Audit Committee are independent.

The Audit Committee has a policy restricting the provision of non-audit services by our auditors. Any such services must be permitted engagements as provided by the Audit Committee charter and must be pre-approved by the Audit Committee.  The Audit Committee also pre-approves audit services and the related fees.

8. Interest of Management and Others in Material Transactions

 Transactions with Viking Engineering & Tool Co.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2014, billings by this related company totalled $0.2 million (2013 - $0.2 million, 2011 - $0.3 million). At December 31, 2014, and February 28, 2014 we had an accounts payable balance due to this related company of  less than $0.1 million in both periods. We believe that transactions with this company are consistent with those we have with unrelated third parties.

Transactions with CommScope, Inc.

As a result of CommScope’s investments in the Corporation in 2010, CommScope became a related party. For the fiscal year ended December 31, 2014, billings to this related company totalled less than $0.1 million (2012 - $4.0 million, 2011 - $0.6 million). At December 31, 2014 and February 28, 2014, we had an accounts receivable balance from this related company of $nil and $nil, respectively. Billings by this related party for product totalled $nil in the year ended December 31, 2014 (2013 – less than $0.1 million; 2012- $nil). At December 31, 2014 and February 28, 2014, the Corporation has an accounts payable balance to this related party of $nil and $nil, respectively.

9. Risk Factors

An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated by reference in, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31, 2014, which is available on SEDAR at www.sedar.com.  The risks described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Related to Our Financial Condition

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At December 31, 2014, we had approximately $10.6 million of cash and cash equivalents and restricted cash (2013 - $13.8 million). Restricted cash of $3.9 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the Euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and Euros. However, a significant part of our revenues are currently generated in US dollars and Euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into Euros. The exchange rates between the Canadian dollar, the US dollar and the Euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and Euros.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
For the year ended December 31, 2014, we derived $30.2 million or 66% of revenues from our sales of hydrogen generation products and services and $15.3 million, or 34%, of our revenues from sales of power products and services. For the year ended December 31, 2013, we derived $24.1 million or 57% of revenues from our sales of hydrogen generation products and services and $18.3 million, or 43%, of our revenues from sales of power products and services. For the year ended December 31, 2012, we derived $27.4 million, or 86%, of revenues from our sales of hydrogen generation products and services, and $4.3 million, or 14%, of our revenues from sales of power products and services. Our mix of revenues in 2013 onward has been altered by the significant order received in the third quarter of 2012, which emphasizes our future prospects in the Power Sales segment. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Because we have made limited sales of hydrogen energy storage systems and fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

We may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and product research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the year ended December 31, 2014 of $4.5 million, and a net loss for the year ended December 31, 2013 of $8.9 million, and a net loss of $12.8 million for the year ended December 31, 2012. Our accumulated deficit as at December 31, 2014 was $349.6 million, and at December 31, 2013 was $345.4 million, and, at December 31, 2012, it was $336.4 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in product research and development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2015, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our disclosure controls and procedures were not effective as of December 31, 2014.
We identified a material weakness in our Internal Controls over Financial Reporting in our 2014 financial statements related to the translation of non-monetary assets in our German subsidiary.   A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness resulted in errors in the measurement of non-monetary assets in the German subsidiary that were corrected in the Company’s consolidated financial statements for the year ended December 31, 2014 prior to their release. We are committed to remediating the material weakness in internal control over financial reporting by enhancing existing controls and introducing new controls over the use of appropriate exchange rates in the recording and translation of foreign currency transactions and balances in our foreign subsidiaries. We are committed to implementing its remediation plan as soon as practicable.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 39% of revenues for the year ended December 31, 2014 (48% of revenues for the year ended December 31, 2013, 32% of revenues for the year ended December 31, 2012). The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our insurance may not be sufficient.
We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 9.6% of our total assets at December 31, 2014 (13.1% of our total assets at December 31, 2013, 11.9% of our total assets at December 31, 2012). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including: the emergence of more competitive technologies and products; other environmentally clean technologies and products that could render our products obsolete; the future cost of hydrogen and other fuels used by our fuel cell products; the future cost of the membrane electrode assembly used in our fuel cell products; the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation products; the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products; government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology; the manufacturing and supply costs for fuel cell components and systems; the perceptions of consumers regarding the safety of our products; the willingness of consumers to try new technologies; the continued development and improvement of existing power technologies; and the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels, such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen powered devices, particularly in the motive power market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided by other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry specific government regulations in Canada, the European Union, the United States, as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect we will encounter industry specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and motive power fuel cell systems under federal, state and provincial emissions regulations affecting automobile and truck manufacturers. To the extent there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force, or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy related products is influenced by federal, state and provincial government regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources and, in particular, fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources, such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

Lack of new government policies and regulations for the energy storage technologies could hurt the development of the Power-to-Gas market for our hydrogen energy storage products.
One of the critical factors for Power-to-Gas project developers in securing project financing, or to justify the capital investment internally, is the ability to monetize a sufficient portion of the “diffused benefits” of the project.  This may be accomplished through a contract mechanism or a combination of new market reforms such as provision of new ancillary services such as load following or ramping service, tariffs for renewable gas, and favourable electricity purchase provisions (eg. special exemption for transmission and network uplifts and other charges on wholesale power purchases).  While Power-to-Gas demonstration projects are being built today, if new government regulations for large scale energy storage projects are not implemented, or are not sufficient to justify the investment by project developers, it would critically impede our ability to sell electrolyzers for commercial-scale Power-to-Gas into those markets.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will occur in a timely fashion, if at all.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.
Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims and, in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, government authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or cylinders or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

While it is our strategy to continuously improve our products, if we are unable to do so, and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells, energy storage technologies, hydrogen generation technologies and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells and electrolyzers have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs, governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent on our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs, governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent on our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot provide the assurance that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely on third party suppliers to provide key materials and components for our fuel cell power products and hydrogen generation products. While we undertake due diligence before engaging with a supplier, a supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent we are unable to develop and patent our own technology and manufacturing processes and, to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the anticipated expansion of our operations.
The uneven pace of our anticipated expansion in facilities, staff and operations may place serious demands on our managerial, technical, financial and other resources. We may be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. While we continually monitor our sales outlook and adjust our business plans as necessary, our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and/or services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and/or import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. While we aim to employ experienced knowledgeable management in our foreign operations, if we do not properly manage foreign operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part on our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in emerging markets and there are a limited number of people with the appropriate combination of skills needed to provide the services our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends on retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including: diversion of management’s attention from other business concerns; failure to effectively assimilate the acquired technology, employees or other assets into our business; the loss of key employees from either our current business or the acquired business; and the assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part on our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured most of our products in our Power Systems segment for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. We have experience manufacturing products on a larger scale in our Generation segment. In order to produce certain of our products at affordable prices, we will have to manufacture a large volume of such products. While several members of our senior management team have significant experience in developing high volume manufacturing strategies for new products and while we have developed plans for efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products, we do not know whether these plans will be implemented such that they will satisfy the requirements of our customers and the market for the Power Systems segment. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell power modules, integrated fuel cell systems, hydrogen refueling stations and hydrogen energy storage systems for a relatively short period of time.  Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends on our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
While we have significantly reduced the cost of our technology and products in the past few years and we are continuously seeking and implementing additional product and manufacturing cost reductions, fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely on material and manufacturing costs. We cannot guarantee we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. While we dynamically manage the execution and results of these tests, any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could damage our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
While we actively and continuously monitor the developing markets and regulations in markets for our products, our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
While we proactively and regularly review our intellectual property protection strategy, failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that: any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for, or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances we provide for shared intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties who enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a licence from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part on our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position, we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to: pay substantial damages; cease the development, manufacture, use, sale or importation of products that infringe on such intellectual property rights; discontinue processes incorporating the infringing technology; expend significant resources to develop or acquire non-infringing intellectual property; or obtain licences to the relevant intellectual property.

We cannot offer any assurance we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation that licences to the intellectual property we are found to be infringing on would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
While it is a key focus of management to develop and manufacture safe and reliable products, our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol, in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
We would be classified as a passive foreign investment company (“PFIC”), for US federal income tax purposes, in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of our subsidiaries, either at least 75% of our gross income is ‘‘passive income,’’ or on average at least 50% of the gross value of our assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on our structure, and the composition of our income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2014 or the prior taxable year. However, there can be no assurance the Internal Revenue Service will not successfully challenge our position or that we will not become a PFIC in a future taxable year, as PFIC status is retested each year and depends on our assets and income in that year. If we are classified as a PFIC at any time that a US shareholder holds our common shares, such shareholder may be subject to an increased US federal income tax liability and a special interest charge in respect of a gain recognized on the sale or other disposition of our common shares and upon the receipt of certain ‘‘excess distributions’’ (as defined in the United States Internal Revenue Code of 1986, as amended).

US shareholders should consult their own tax advisors concerning the US federal income tax consequences of holding our common shares if we were a PFIC in any taxable year and its potential application to their particular situation.

As a result of the strategic alliance entered into with CommScope they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
As at March 3, 2015, CommScope owns 14.0% of our issued and outstanding common.  Accordingly, CommScope may have the ability to exercise significant influence over all matters requiring shareholder approval.  This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders, CommScope, Enbridge, and General Motors, currently own a significant portion of our outstanding common shares. CommScope currently owns approximately 14.0% of our outstanding common shares. Enbridge currently owns approximately 4.7% of our outstanding common shares. General Motors currently owns approximately 4.5% of our outstanding common shares. Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

CommScope as a significant shareholder and party to a strategic alliances with us, and General Motors, with a representative on our Board of Directors, have the ability to influence our corporate actions and in a manner that may be adverse to other shareholder interests.

If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.
Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the Nasdaq requirements for continued listing on the Nasdaq Global Market for certain periods of time, and though we have regained compliance of such requirements, we may not be able to meet the requirements in the future. On September 18, 2012, we received notices from Nasdaq informing us that we failed to maintain a market value of listed securities of at least $50.0 million for 30 consecutive business days, in addition to the fact that we did not meet the minimum $50.0 million total assets and total revenues standard under Nasdaq Listing Rule 5450(b)(3)(A).  We were given 180 days to regain compliance by having our market capitalization exceed $50.0 million for a minimum of 10 consecutive business days prior to the end of the 180-day period. We regained compliance on December 10, 2012.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States. If we are delisted from Nasdaq, it could materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly, in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and Toronto Stock Exchange rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances could occur, could cause the trading price of our common shares to drop.

US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for US holders of our common shares to effect service of process on these persons within the United States or to realize in the United States on judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada: (i) would enforce the judgments of US courts obtained in actions against us or such persons predicated on the civil liability provisions of US federal securities laws or other laws of the United States; or (ii) would enforce, in original actions, claims against us or such persons predicated on the US federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including: performance of other companies in the fuel cell or alternative energy business; news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or changes in general economic conditions.

As at December 31, 2014 there were 481,403 stock options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our business plan to attract and retain qualified personnel is the issuance to such persons options to purchase our common shares. At December 31, 2014, we have issued and have outstanding 481,403 options to purchase our common shares at an average price of CA$6.75 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, our shareholders could experience significant dilution.

10. TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our common shares in Canada is CST Trust Company at its principal offices in Toronto, Ontario and the co-transfer agent and co-registrar for our common shares in the United States is Computershare Investor Services LLC at its offices in New York, New York.

11. MATERIAL CONTRACTS

For the fiscal year ended December 31, 2014, no material contracts have been terminated, entered into or assigned by us other than in the ordinary course of business.

12. INTERESTS OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, PwC Tower, Suite 2600, 18 York Street, Toronto, Ontario, M5J 0B2.

PricewaterhouseCoopers LLP, our independent auditors, have audited our consolidated financial statements for the year ended December 31, 2014. As at the date hereof, PricewaterhouseCoopers LLP has confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the professional and regulatory requirements in the United States.

13. ADDITIONAL INFORMATION

Additional financial information with respect to Hydrogenics, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year.

You may access other information about us, including our disclosure documents, reports, statements or other information filed with the Canadian securities regulator authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

APPENDIX  A  -  AUDIT COMMITTEE CHARTER

A.	Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor (1) the integrity of the consolidated financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the public accountants’ qualifications and independence, and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

B.	Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq Global Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder.  The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.  The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above.  Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.	Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants.  The Audit Committee shall consult with management but shall not delegate these responsibilities.  In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee.  The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.  The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Audit Committee shall annually review the Audit Committee’s own performance.

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee.  The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•
Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in Management’s Discussion and Analysis of Financial Condition and Results of Operations and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•
Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made under Management’s Discussion and Analysis of Financial Condition and Results of Operations or similar disclosures, prior to the filing of its quarterly report.

•
Review and discuss with management and the public accountants the financial information and consolidated financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•
Review and discuss with management and the public accountants, as applicable: (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including analyses of the effects of alternative IFRS methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•
Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•
Obtain and review a report from the public accountants at least annually regarding: (a) the registered public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•
Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management.

•	Ensure the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

•
Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•
Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•
Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

•	Limitations of Audit Committee's Roles

•
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the registered public accountants.

CORPORATE OFFICE
Hydrogenics Corporation
220 Admiral Blvd
Mississauga, Ontario
Canada L5T 2N6
TEL: (905) 361-3660
Fax: (905) 361-3626
www.hydrogenics.com